rklein@hgg.com

(212) 897-7883 (voice)
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April 11, 2011

VIA EDGAR
VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549-0305
Attn:           Gabriel Eckstein, Esq.

Re:	Sanomedics International Holdings, Inc.
(“Sanomedics” or “Registrant”)
Amendment No. 4 to Registration Statement on Form 10;
SEC Comment Letter dated April 1, 2011 SEC File No.: 000-54167

Gentlemen:

To facilitate the review of Amendment No. 4 to the Form 10 Registration Statement as filed on this date, we are replying to the Staff’s above-referenced Comment Letter in the same order in which the comments were presented.  The page numbers cited herein refer to the marked copy of the Form 10 Amendment No. 4 enclosed herewith (the “Form 10”), the pagination of which may differ from the edgarized filing.  Pursuant to a conversation with Kevin Vaughn, Accounting Branch Chief, Registrant has restated its unaudited September 30, 2010 financials (see Note 3 on page F-11) but it is not required to file audited year-end financials and Registrant has elected not to do so.  Such restatement results from approximately $13,000 of goods returned by Hammacher, which as a result of such return no longer accounted for more than 10% of sales during the nine months ended September 30, 2010; and the Form 10 has been revised accordingly.  We have also made assorted “clean-up” revisions and factual updating through March 31, 2011, and further updated Registrant’s cash on hand information ($29,000) as of April 6, 2011.

Securities and Exchange Commission
April 11, 2011

Organizational History, page 2

1.
We have added disclosure to the following effect:  In 2007 Registrant changed its name to Grand Niagara Mining because in 2005, while Registrant was administratively dissolved, a third party had formed a new corporation under the same name as Registrant: “Niagara Mining and Development Co., Inc.”.  This rendered Registrant’s original name unavailable and necessitated Registrant filing an amendment to its certificate of incorporation changing its name.

Neither we nor the Commission knows exactly when Registrant filed its last report.  Harold Damiano, its President and controlling shareholder during its reporting period, told me that he and Registrant’s then counsel each have no records and cannot determine or remember the exact date or year of its last report.  As we told Mr. Eckstein of the Staff, since 2008, when Belmont Partners acquired control of Registrant, Registrant’s total assets have been less than $1,000,000 and therefore Registrant has not met the Section 12(g) threshold for required reporting.  Accordingly, we believe no further disclosure is needed.

Raise Substantial Additional Capital, page 4

2.
We have deleted the statement that Registrant’s cash would be depleted by March 31, 2011 and added disclosure to the following effect:  At April 6, 2011 Registrant had approximately $29,000 in cash on hand; and unless and until Registrant receives additional financing from third parties, which Registrant may never achieve, Registrant is dependent upon on-going cash infusions on an as-needed basis from Mr. Sizer’s affiliate, in the absence of which Registrant would be unable to continue to operate.

Develop Thermometer Products, page 5

3.	As requested, on page 6 we have deleted the following sentence: “We believe these prototypes are faster and more accurate in capturing the correct temperature and demonstrate clinical repeatability.”

Sales, Marketing and Advertising, page 8

4.
Registrant’s “other indemnity obligations,” as described pursuant to previous comments from the Staff, are contained in its agreements with Amazon and The Dube Group, each of which accounted for less than 10% of Registrant’s revenues for the nine months ended September 30, 2010.  Thus, Registrant’s agreements with these entities are not material and are not filed as Form 10 exhibits.

Securities and Exchange Commission
April 11, 2011

Item 4: Security Ownership, page 26

5.
Disclosure of Mr. Sizer’s preferred stock was previously set forth in the last two columns of the subject table but we have revised that table to separately list “Preferred Stock” in the last lines in the “Title of  Class” column and state the beneficial ownership of Messrs Sizer and Houlihan.

Item 6. Execution Compensation, page 30

Summary Compensation Table, page 30

6.	As requested, we have revised the table to add a “Bonus” column and to disclose thereunder the 2010 bonuses, per Item 402(n) of Regulation S-K.

Item 7.  Certain Relationships, page 35

7.
We have re-filed Exhibit 10.10 to include the Schedule (inadvertently omitted from the exhibit as originally filed) indicating the other CLSS Holdings’ convertible promissory notes subject to a similar amendment making the conversion price the fixed price of $.25 per share.  Likewise, we have re-filed Exhibit 10.11 to include its similar Schedule relating to the fixed $.50 per share conversion price amendment for the Houlihan convertible note for his deferred salary.  (A courtesy copy of such exhibits is attached hereto.)  Thus, all of Registrant’s convertible notes, as amended, now are contained within the filed exhibits.

Item 13. Financial Statements and Supplementary Data, page 41

Annual Financial Statements

Note 2. Summary of Significant Accounting Policies

-Revenue Recognition

8.
As discussed with Kevin Vaughn, Accounting Branch Chief, Registrant has only one contract that was entered into during Fiscal 2010 that allowed a particular reseller, Hammacher Schlemmer, to return unsold merchandise.  Registrant had relied upon its Management to estimate the amount of unsold merchandise for interim financial reporting; and Management believed that, based upon the selling power of this reseller, there would be no need for a reserve.   However, upon further examination of the facts, Registrant has restated its financial statements as of and for the period ended September 30, 2010, to reverse certain of the revenue recorded under this contract based on the actual sales report which Hammacher provided to the Registrant.  Note 2 on page F-6 of Registrant’s unaudited September 30, 2010 financials has been clarified accordingly.

9.	Based upon our response to comment number 8 above, we believe that this comment is no longer applicable.

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Securities and Exchange Commission
April 11, 2011

As requested, we have filed a statement from Registrant making the acknowledgments requested by the Staff.

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Please acknowledge receipt by stamping the enclosed copy of the first page of this letter and returning it in the enclosed prepaid self-addressed envelope.

Very truly yours,

Richard G. Klein

RGK:mtp
Encls.